SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         GOLDEN STATE BANCORP INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                       (Title of Class of Securities)

                                381197 10 2
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                               (CUSIP Number)

                               Citigroup Inc.
                              399 Park Avenue
                             New York, NY 10043
                               (212) 559-1000

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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                 Copies to:

                          Kenneth J. Bialkin, Esq.
                           Eric J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000

                                May 21, 2002
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .

                            (Page 1 of 11 Pages)

CUSIP No.  381197 10 2               13D                Page 2 of 11 Pages
          ------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Citigroup Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

     NUMBER OF           7       SOLE VOTING POWER           -  0  -
      SHARES             8       SHARED VOTING POWER         - 43,047,023 -
   BENEFICIALLY          9       SOLE DISPOSITIVE POWER      -  0  -
     OWNED BY            10      SHARED DISPOSITIVE POWER    - 44,526,950 -
       EACH
     REPORTING
    PERSON WITH

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,047,023

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES       |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.7%

  14     TYPE OF REPORTING PERSON
         CO
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


Item 1.           Security and Issuer.

     This statement on Schedule 13D is being filed with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc. (the "Company"). The Company has its principal executive office at 135 Main Street, San Francisco, California 94105.


Item 2.           Identity and Background.

     (a), (b), (c) and (f) This Schedule 13D is being filed on behalf of Citigroup Inc., a Delaware corporation (the "Reporting Person" or
"Citigroup"). The principal executive offices of the Reporting Person are located at 399 Park Avenue, New York, New York 10043.

     The Reporting Person is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers in over 100 countries and territories.

     Set forth in Appendix A attached hereto and incorporated herein by reference is the name, business address, principal occupation and citizenship of each executive officer and director of the Reporting Person.

     (d) and (e) During the last five years, neither the Reporting Person, nor to the best of its knowledge, any executive officer or director of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

     In order to induce the Reporting Person to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 21, 2002, by and among the Reporting Person, Mercury Merger Sub, Inc., a wholly owned subsidiary of the Reporting Person ("Sub"), and the Company, the Company, Mafco Holdings Inc., a Delaware corporation ("MFI"), GSB Investments Corp., a Delaware corporation and a subsidiary of MFI ("GSB Investments"), MacAndrews & Forbes Holdings Inc., a Delaware corporation and a subsidiary of MFI ("MFH"), Hunter's Glen/Ford, Ltd., a limited partnership organized under the laws of the State of Texas ("HG/F"), and Gerald J. Ford, an individual and a general partner of HG/F ("Ford", and together with MFI, GSB Investments, MFH and HG/F, the "Securityholders"), entered into a Securityholders Agreement, dated as of May 21, 2002 (the "Securityholders Agreement"), with the Reporting Person. The Securityholders Agreement relates to, among other things, the vote of certain shares of Common Stock beneficially owned by the Securityholders on the proposed merger of the Company with and into Sub, with Sub continuing as the surviving corporation, as contemplated by the Merger Agreement (the "Merger"), at the meeting of the Company's stockholders to be called for the purpose of voting on the approval of the Merger and the adoption of the Merger Agreement. The Securityholders entered into the Securityholders Agreement as a condition to, and in consideration for, the Reporting Person entering into the Merger Agreement and received no other consideration for entering into the Securityholders Agreement, except as specifically provided therein.

Item 4.           Purpose of Transaction.

     The Reporting Person entered into the Securityholders Agreement for the purpose of facilitating the approval by the stockholders of the Company of the Merger and entering into other agreements with the Securityholders relating to the Merger. Pursuant to the Securityholders Agreement, the Securityholders agreed with the Reporting Person to vote (or cause to be voted) all the Common Stock of the Company held of record or beneficially owned by the Securityholders, other than Non-Voting Shares (as defined below), in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Securityholders Agreement and any actions required in furtherance thereof (the "Related Matters") and against any alternative transaction or any action or agreement reasonably likely to impede, frustrate, prevent or nullify the Merger, the Securityholders Agreement or the Merger Agreement. The Securityholders have also given the Reporting Person a proxy to vote their shares of the Common Stock (other than Non-Voting Shares) in favor of the Merger and against any alternative transaction. The foregoing provisions of the Securityholders Agreement do not relate to shares of Common Stock beneficially owned by a Securityholder but, with respect to which, such Securityholder does not have the power to vote (the "Non-Voting Shares").

     Pursuant to the Merger, other than shares held in treasury of the Company, all shares of Common Stock will be converted into the right to receive cash and Citigroup common stock with a value approximately equal to $16.40 in cash and .5234 shares of Citigroup common stock for each share of the Common Stock delivered at closing. The Company's stockholders will be entitled to elect to receive the Merger consideration in cash or shares of Citigroup's common stock, subject to certain limitations. Following consummation of the Merger, the Company will be a wholly owned subsidiary of the Reporting Person.

     The Securityholders Agreement also provides for (i) termination of the Registration Rights Agreement, dated as of September 11, 1998, by and among the Company and certain of the Securityholders, (ii) the termination of the Agreement for Provision of Services, dated as of January 1, 1999, between MFI and the Company, and (iii) certain amendments to the Agreement and Plan of Reorganization, dated as of February 4, 1998, by and among the Company, First Nationwide Holdings Inc., and certain of the Securityholders (the "1998 Merger Agreement").

     As part of the Securityholders Agreement, the amendments to the 1998 Merger Agreement include the assumption by the Reporting Person of all of the Company's obligations to make and receive payments to and from GSB Investments and HG/F, in respect of the Company's receipt of litigation proceeds and utilization of tax benefits, and for all such payments, when made in stock, to be made in shares of the Reporting Person's common stock rather than Common Stock. The amendments to the 1998 Merger Agreement also include (i) the amendment of certain rights of GSB Investments and HG/F to receive payments pursuant to 1998 Merger Agreement in respect of litigation proceeds, (ii) the settlement and amendment of certain rights of GSB Investments and HG/F to receive payments pursuant to the 1998 Merger Agreement in respect of tax benefits, (iii) provisions obligating the Securityholders to indemnify the Reporting Person for damages resulting from the disallowance of tax benefits and certain other tax liabilities, and (iv) provisions establishing an escrow fund for the purpose of fulfilling certain of the Securityholders' obligations to repay and indemnify the Reporting Person.

     Additionally, the Securityholders Agreement provides for the Reporting Person, GSB Investments and HG/F to enter into a registration rights agreement, in the form attached as Exhibit A to the Securityholders Agreement, obligating the Reporting Person, upon a request by GSB Investments or HG/F, to file up to three registration statements providing for the sale by GSB Investments or HG/F of shares of the Reporting Person's common stock received by GSB Investments or HG/F pursuant to the 1998 Merger Agreement, as amended by the Securityholders Agreement.

     The foregoing descriptions of the Merger Agreement and the Securityholders Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Securityholders Agreement, a copy of each of which has been filed as an exhibit to the Reporting Person's Current Report on Form 8-K dated May 28, 2002 and is incorporated herein by reference.


Item 5.           Interest in Securities of the Issuer.

     (a) As of the close of business on May 28, 2002, the Reporting Person beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 44,526,950 shares of Common Stock. Such amount includes (i) 22,868,801 shares of Common Stock of which GSB Investments is the record owner, but which the Reporting Person may be deemed to beneficial owner as a result of the Securityholders Agreement, (ii) 19,684,561 shares of Common Stock of which HG/F is the record owner, but which the Reporting Person may be deemed to beneficial owner as a result of the Securityholders Agreement, (iii) 99,958 shares of Common Stock of which Ford is the record owner, but which the Reporting Person may be deemed to beneficial owner as a result of the Securityholders Agreement, and (iv) 1,873,630 shares of Common Stock that may be deemed to be beneficially owned by subsidiaries of Citigroup for the benefit of third party customers. Based on 136,041,431 shares of Common Stock outstanding as of May 17, 2002, the Reporting Person beneficially owns 32.7% of the outstanding Common Stock of the Company.

     (b) As a result of the Securityholders Agreement, the Reporting Person shares the power to vote 43,047,023 shares of Common Stock as follows: (i) 42,653,320 shares of Common Stock of which the Securityholders are the record owners, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Securityholders Agreement with the Securityholders, and (ii) 393,703 share of Common Stock that may be deemed to be beneficially owned by subsidiaries of Citigroup and with which such subsidiaries share voting rights with third party customers.

     (c) Except as set forth or incorporated herein, neither the Reporting Person, nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has effected any transaction in the Common Stock during the past 60 days (excluding transactions effected by subsidiaries of the Reporting Person in the ordinary course of business on behalf of third party customers).

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Other than the Securityholders Agreement, the proxies granted pursuant to the Securityholders Agreement and the Merger Agreement, there are no contracts, understanding, or relationships (legal or otherwise) among the persons named in item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing descriptions of the Merger Agreement and the Securityholders Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Securityholders Agreement, a copy of each of which has been filed as an exhibit to the Reporting Person's Current Report on Form 8-K dated May 28, 2002 and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits:

Exhibit A         Securityholders Agreement, dated May 21, 2002, by and
                  among Citigroup Inc., Golden State Bancorp Inc., Mafco
                  Holdings Inc., GSB Investments Inc., MacAndrews & Forbes
                  Holdings Inc., Hunter's Glen/Ford, Ltd. and Gerald J.
                  Ford (incorporated by reference to Exhibit 2.02 of the Current Report on Form 8-K for Citigroup Inc. filed on
                  May 28, 2002 with the Securities and Exchange
                  Commission).

Exhibit B         Agreement and Plan of Merger, dated as of May 21, 2002,
                  by and among Citigroup Inc., Mercury Merger Sub, Inc. and
                  Golden State Bancorp Inc. (incorporated by reference to
                  Exhibit 2.01 of the Current Report on Form 8-K for
                  Citigroup Inc. filed on May 28, 2002 with the Securities and Exchange Commission).

                                 APPENDIX A

                    EXECUTIVE OFFICERS AND DIRECTORS OF
                               CITIGROUP INC.

     The names of the directors, and the names and titles of the executive officers, of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.




                                             PRINCIPAL OCCUPATION AND
NAME, TITLE AND CITIZENSHIP                      BUSINESS ADDRESS
---------------------------                      ----------------

C. Michael Armstrong                    Chairman & Chief Executive Officer
Director                                AT&T Corp.
                                        295 North Maple Avenue
                                        Basking Ridge, New Jersey 07920

Alain J.P. Belda                        Chairman & Chief Executive Officer
Director                                ALCOA Inc.
Brazil                                  390 Park Avenue
                                        New York, New York 10022

George David                            Chairman & Chief Executive Officer
Director                                United Technologies Corporation
                                        1 Financial Plaza
                                        Hartford, Connecticut  06101

Kenneth T. Derr                         Chairman of the Board, Retired
Director                                Chevron Corporation
                                        575 Market Street
                                        San Francisco, California 94105

John M. Deutch                          Institute Professor
Director                                Massachusetts Institute of Technology
                                        77 Massachusetts Avenue, Room 6-208
                                        Cambridge, Massachusetts 02139

Alfredo Harp Helu                       Chairman of the Board
Director                                Grupo Financiero Banamex
Mexico                                  Isabel la Catolica No. 44
                                        Col. Centro 06089
                                        Mexico City, Mexico

Ann Dibble Jordan                       Consultant
Director                                2904 Benton Place, NW
                                        Washington, DC  20008

Reuben Mark                             Chairman & Chief Executive Officer
Director                                Colgate-Palmolive Company
                                        300 Park Avenue
                                        New York, New York 10022-7499

Michael T. Masin                        Vice Chairman & President
Director                                Verizon Communications Inc.
                                        1095 Avenue of the Americas
                                        New York, New York 10036

Dudley C. Mecum                         Managing Director
Director                                Capricorn Holdings
                                        30 East Elm Street
                                        Greenwich, Connecticut 06830

Richard D. Parsons                      Chief Executive Officer
Director                                AOL-Time Warner, Inc.
                                        75 Rockefeller Plaza, 29th Floor
                                        New York, New York 10019

Andrall E. Pearson                      Founding Chairman
Director                                Yum! Brands, Inc.
                                        660 Steamboat Road
                                        Greenwich, Connecticut 06830

Roberto Hernandez Ramirez               Chairman of the Board
Director                                Banco Nacional de Mexico
Mexico                                  Actuario Roberto Medellin No. 800
                                        Col. Santa Fe 01210
                                        Mexico City, Mexico

Robert E. Rubin                         Member of the Office of Chairman
Director and Executive Officer          Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

Franklin A. Thomas                      Former President
Director                                The Ford Foundation
                                        595 Madison Avenue, 33rd Floor
                                        New York, New York 10022

Sanford I. Weill                        Chairman & Chief Executive Officer
Director and Executive Officer          Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

Arthur Zankel                           Managing Partner
Director                                Zankel Capital Advisors, LLC
                                        535 Madison Avenue
                                        New York, New York 10022

The Hon. Gerald R. Ford                 Former President of the United States
Honorary Director                       Post Office Box 927
                                        Rancho Mirage, California 92270

Winfried F.W. Bischoff                  Chairman - Citigroup Europe
Executive Officer                       399 Park Avenue
Germany and U.K.                        New York, New York 10043

Michael A. Carpenter                    Chief Executive Officer
Executive Officer                       Corporate and Investment Bank
                                        Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

Stanley Fischer                         Vice Chairman
Executive Officer                       Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

Thomas W. Jones                         Chairman and Chief Executive Officer
Executive Officer                       Global Investment Management and
                                        Private Banking Group
                                        Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

Deryck C. Maughan                       Vice Chairman
Executive Officer                       Citigroup Inc.
U.K.                                    399 Park Avenue
                                        New York, New York 10043

Victor J. Menezes                       Chairman and Chief Executive Officer
Executive Officer                       Citibank, N.A.
                                        399 Park Avenue
                                        New York, New York 10043

Charles O. Prince, III                  Chief Operating Officer & Corporate
Executive Officer                        Secretary
                                        Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

William R. Rhodes                       Senior Vice President
Executive Officer                       Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

Todd S. Thompson                        Executive Vice President, Finance &
Executive Officer                       Investment and Chief Financial Officer
                                        Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

Robert B. Willumstad                    President
Executive Officer                       Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York 10043

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            CITIGROUP INC.


Dated:   May 30, 2002                       By: /s/ Stephanie B. Mudick
         New York, NY                          ---------------------------
                                               Name:  Stephanie B. Mudick
                                               Title: Co-General Counsel and
                                                      Assistant Secretary